Filed by Fortune Brands, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: General Binding Corporation

Commission File Number: 0-2604

This material is not a substitute for the registration statement ACCO World Corporation (“ACCO”) and General Binding Corporation (“GBC”) will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request when such a filing is made to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

THE FOLLOWING STATEMENT OF FORTUNE BRANDS WAS INCLUDED IN ITS PRESS RELEASE DATED APRIL 22, 2005:

“The company added that its previously announced plan to spin-off to shareholders its ACCO World office products business and merge it with General Binding Corporation remains on track to occur this summer.”